Ex. 99-B.4.6

ING Life Insurance and Annuity Company

MERGER ENDORSEMENT

Your Contract or Certificate is hereby endorsed effective [December 31, 2005], as follows:

ING Insurance Company of America has been merged with and into ING Life Insurance and Annuity Company. By operation of law, ING Life Insurance and Annuity Company is responsible for all liabilities and obligations under your Contract or Certificate.

Accordingly, the corporate name of the insurer providing coverage under your Contract or Certificate has been changed to ING Life Insurance and Annuity Company. The name ING Insurance Company of America, and all references thereto, are changed to ING Life Insurance and Annuity Company.

The Home Office address of ING Life Insurance and Annuity Company is:

151 Farmington Avenue

Hartford, Connecticut 06156

All other terms and conditions of your Contract or Certificate remain the same.

/s/ Brian D. Comer

President

ING Life Insurance and Annuity Company

MERGE-IICA-ILIAC-05